Exhibit 3.2.3
Amendment to Amended and Restated Bylaws
of
Magnum Hunter Resources Corporation
Effective May 26, 2011

Pursuant to unanimous written consent of the Board of Directors of Magnum Hunter Resources Corporation, a Delaware corporation (the “Corporation”), effective May 26, 2011, and in accordance with the authority provided to the Board of Directors in Article VIII of the Corporation’s Certificate of Incorporation and Article VIII, Section 8.3 of the Corporation’s Amended and Restated Bylaws, the Amended and Restated Bylaws of the Corporation are hereby amended to add the following to Article III of the Amended and Restated Bylaws immediately following Section 3.15:

“3.16 Advisory Directors.  The Board may appoint advisory directors whose experience and knowledge would be useful to the Board, and said advisory directors may be former members of the Board or current stockholders.  Such advisory directors shall serve at the pleasure of the Board, with terms expiring as of each annual meeting of stockholders.  Advisory directors shall not be considered members of the Board. Advisory directors may, at the invitation of the Board, attend meetings of the Board, but advisory directors shall have no right to notice of or to attend any regular or special meeting of the Board or to vote on any matter presented to the Board, and shall not be counted in determining whether a quorum is present at any meeting of the Board.  Advisory directors shall advise and counsel the Board on the business, operations and affairs of the Corporation as requested by the Board or the Chairman of the Board. Advisory directors shall not be charged with responsibilities of directors, nor shall they be subject to the liabilities of directors.  An advisory director may be appointed as an advisory member of any committee of the Board.”

and

 “3.17 Compensation of Advisory Directors.  Advisory directors, as such, shall not receive any stated salary for their services but, by resolution of the Board or any compensation committee of the Board, may be allowed (i) an annual retainer fee and/or a fixed sum for their services as advisory directors, (ii) grants of incentive stock compensation, such as stock options, for their services as advisory directors (and, for purposes of such grants under any stock incentive plan of the Corporation, they shall be considered consultants to the Corporation), and (iii) reimbursement of any expenses incurred in attending meetings of the Board; provided that nothing herein contained shall be construed to preclude any advisory director from serving the Corporation in any other capacity and receiving compensation therefor.”

Magnum Hunter Resources Corporation By: /s/ Ronald D. Ormand Ronald D. Ormand, Secretary